Calculation of ratio of earnings to fixed charges

(in NOK million, except ratio)		For the year ended 31 December
		2011	2010*	2009*	2008	2007
Fixed Charges
	Interest expense	(385)	1,722	12,457	(1,991)	2,741
+	Interest within rental expense	5,754	5,208	4,578	4,284	2,388
+	Capitalized interest	869	995	1,351	1,225	2,680
Total fixed charges (A)		6,238	7,925	18,386	3,518	7,809

Earnings
	Income before tax	213,841	136,826	114,910	180,467	146,811
-	Net income (loss) from associated companies	(1,264)	(1,168)	(1,458)	(1,283)	(609)
+	Distributed income of equity investees	(15)	(42)	22	32	345
=	Income before tax, net income from associated companies and dividends received on equity investments	212,562	135,616	113,474	179,216	146,547
+	Fixed charges (A)	6,238	7,925	18,386	3,518	7,809
+	Ordinary depreciation capital interest	1,310	1,637	1,880	1,613	1,453
-	Capitalized interest	(869)	(995)	(1,351)	(1,225)	(2,680)
Total earnings		219,241	144,183	132,389	183,122	153,129

Ratio		35.2	18.2	7.2	52.1	19.6

* The income statement figures for the years ended 31 December 2010 and 2009 have been restated as Statoil has changed its policy for accounting for jointly controlled entities under IAS 31. Figures for 2008 and 2007 cannot be provided on a restated basis without unreasonable effort or expense. As a result the applicable ratios throughout the years are not comparable.